UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Aegean Marine Petroleum Network Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    Y0017S102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Y0017S102
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leveret International Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     15,088,031

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     15,088,031

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,088,031

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     35.34%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No. Y0017S102
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dimitris Melisanidis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     15,088,031

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     15,088,031

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,088,031

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     35.34%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No.   Y0017S102
            ---------------------

Item 1(a).  Name of Issuer:

            Aegean Marine Petroleum Network Inc.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            42 Hatzikyriakou Avenue
            Piraeus, Athens J3 185 38
            Greece
            --------------------------------------------------------------------

Item 2(a).  Name, Principal Business Address, and Citizenship of Persons Filing:

            Leveret International Inc. - Liberia
            Dimitris Melisanidis - Greece

            42 Hatzikyriakou Avenue
            Piraeus, Athens J3 185 38
            Greece
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            Y0017S102
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Leveret International Inc. - 15,088,031
         Dimitris Melisanidis - 15,088,031
         -----------------------------------------------------------------------

     (b) Percent of class:

         Leveret International Inc. - 35.34%
         Dimitris Melisanidis - 35.34%
         -----------------------------------------------------------------------

     (c) Number of shares as to which the person has:

         (i)  Sole power to vote or to direct the vote:

              Leveret International Inc. - 0
              Dimitris Melisanidis - 0
              ------------------------------------------------------------------

         (ii) Shared power to vote or to direct the vote:

              Leveret International Inc. - 15,088,031
              Dimitris Melisanidis - 15,088,031
              ------------------------------------------------------------------

        (iii) Sole power to dispose or to direct the disposition of:

              Leveret International Inc. - 0
              Dimitris Melisanidis - 0
              ------------------------------------------------------------------

         (iv) Shared power to dispose or to direct the disposition of:

              Leveret International Inc. - 15,088,031
              Dimitris Melisanidis - 15,088,031
              ------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Leveret International Inc.

By: /s/ Dimitris Melisanidis
    ------------------------
        Dimitris Melisanidis



By: /s/ Dimitris Melisanidis
    ------------------------
        Dimitris Melisanidis



February 14, 2008




* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2008 relating to the Common Stock of Aegean Marine Petroleum Network Inc. shall be filed on behalf of the undersigned.


Leveret International Inc.

By: /s/ Dimitris Melisanidis
    ------------------------
        Dimitris Melisanidis



By: /s/ Dimitris Melisanidis
    ------------------------
        Dimitris Melisanidis


February 14, 2008



* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.




SK 23250 0002 852588